02022361 ATES

VF 6-13-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2001 Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27512

FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **BRIAN M. PREW & ASSOCIATES INC**

RECD S.E.C.
JUN 06 2002
535

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Front Street
(No. and Street)

Binghamton (City) NY (State) 13905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian M. Prew, President (607) 723-5261
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALVATORE R PERETORE
(Name – *if individual, state last, first, middle name*)

111 Grant Ave. (Address) Endicott (City) NY (State) 13760 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BRIAN M. PREW & ASSOCIATES, INC.

BINGHAMTON, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

BRIAN M. PREW & ASSOCIATES, INC.

MARCH 31, 2002

TABLE OF CONTENTS

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

April 29, 2002

To the Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, NY 13905

We have audited the accompanying statement of financial condition of Brian M. Prew & Associates, Inc. as of March 31, 2002 and 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Brian M. Prew & Associates, Inc. as of March 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com
(607) 785-4070
FAX (607) 785-4720

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

ASSETS	2002	2001
Current Assets		
Cash	$47,406	$ 58,190
Cash - Segregated Under Regulations	4,234	5,384
Accounts Recievable	102,010	0
Marketable Securities - Investments at Market	433,387	394,624
Notes Receivable - Officer	23,231	23,231
Total Current Assets	610,268	481,429
Property and Equipment		
Property and Equipment	73,245	73,245
Less: Accumulated Depreciation	69,071	66,394
Net Property and Equipment	4,174	6,851
Other Assets	3,188	1,693
Total Assets	$ 617,630	$ 489,973

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Accounts Payable	$ 6,160	$ 4,830
Deferred Taxes Payable	30,996	258
Total Liabilities	37,156	5,088
Stockholders' Equity		
Common Stock - No Par, 200 Shares Authorized and 100 Issued and Outstanding	1,500	1,500
Retained Earnings	578,974	483,385
Total Liabilities and Stockholders' Equity	$ 617,630	$ 489,973

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

REVENUES	2002	2001
Revenue		
Commissions	$ 707,484	$ 744,672
Fees	196,858	223,625
Dividend	19,263	44,940
Interest Income	65,659	6,689
Other Revenue	0	1,693
Total Revenue	$ 989,264	$ 1,021,619
EXPENSES		
Expenses		
Stockholder Compensation and Benefits	$ 625,500	$ 710,000
Employee Compensation and Benefits	94,956	102,952
Regulatory Fees and Benefits	15	1,120
Other Expenses	141,320	187,866
Total Expenses	861,791	1,001,938
Income Before Income Taxes	127,473	19,681
Provision for Income Taxes	31,884	258
Net Income	$ 95,589	$ 19,423

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2000	$ 1,500	$ 463,962	$ 465,462
Net Income	0	19,423	19,423
Dividends	0	0	0
Balance, March 31, 2001	1,500	483,385	484,885
Net Income	0	95,589	95,589
Dividends	0	0	0
Balance, March 31, 2002	$ 1,500	$ 578,974	$ 580,474

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

Subordinated Liabilities at April 1, 2000	$	0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2001		0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2002	$	-

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities		
Net Income Before Taxes	$ 95,589	$ 19,423
Adjustments to Reconcile Net Income to Net Cash Provided By (Used For)		
Depreciation	2,677	6,984
Changes in Operating Assets and Liabilities		
Marketable Securities	(38,763)	19,160
Other Assets	(1,495)	41
Accounts Payable	1,330	(472,566)
Accrued Expenses	30,738	(5,183)
Accounts Recievable	(102,010)	496,750
Net Cash Provided By (Used For) Operating Activities	(11,934)	64,609
Cash Flows From Investing activities		
Purchase of Fixed Assets	0	(2,523)
Net Cash Used for Investing Activities	0	(2,523)
Net Increase (Decrease) in Cash	(11,934)	62,086
Cash - Beginning	63,574	1,488
Cash - Ending	$ 51,640	$ 63,574
Supplemental Cash Flow Disclosure:		
Cash Paid For:		
Taxes	$ 31,884	$ 258
Interest	$ -	$ -

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brian M. Prew & Associates, Inc. (the Company) is a regional securities broker/dealer (Series 26) registered with the Securities and Exchange Commission operating in the Greater Broome County area of Southern New York. The Company's principal operations are limited to the brokerage of mutual funds, variable annuities and insurance products.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial statements and the cash basis method of accounting for tax reporting purposes.

Securities Transactions

Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes for the statement of cash flows, the company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Marketable Securities-Investment

The Company's Investment account (Mutual Fund) is valued at market value for financial statement and tax reporting purposes. Income is included as dividend income, therefore no unrealized gain or loss is recognized.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Software costs, repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment and 15 to 31 years for leaseholds.

Income Taxes

Income tax expenses are calculated based on rates in effect at the fiscal year end. The Company had an operating loss carry forward of $18,909 at March 31, 2000 which partially offset the earnings and the corresponding tax for the year ending March 31, 2001.

NOTE 2 – CASH SEGREGATED UNDER REGULATIONS

Cash of $ 4,234 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission as of March 31, 2002.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001

NOTE 3 – PROPERTY AND EQUIPMENT

A schedule of property and equipment is as follows:

	2002	2001
Vehicle	$ 21,747	$ 21,747
Equipment & Furnishings	50,761	50,761
Leasehold Improvements	737	737
Total Property and Equipment	73,245	73,245
Less: Accumulated Depreciation	69,071	66,394
Net Property and Equipment	$ 4,174	$ 6,851
Depreciation Expense	$ 2,677	$ 6,985

NOTE 4 – NOTES RECEIVABLE – STOCKHOLDER

The Company advanced monies to the sole stockholder, Brian M. Prew on a non-interest bearing, demand basis, totaling $ 23,231 as of March 31, 2002. The accrued interest receivable as of March 31, 2002 is $ 3,188 and is included in other assets.

NOTE 5 – RETIREMENT PLANS

The Company maintains a Simplified Employee Pension Plan (SEPP) covering all of the eligible full time employees. Contributions were $ 25,500 and $24,500 for the fiscal year ending March 31, 2002, and 2001 respectively. Eligible employees are full time, age 21 or older and become fully vested after three years of service.

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

NOTE 6 – COMMITMENT TO RELATED PARTY TRANSACTIONS

The Company leases office space at 63 Front Street, Binghamton, New York from Brian M. Prew, principal stockholder. Currently, the lease provides for payments of $12,000 per year triple net and will be renewed annually. Rent expense was $ 12,000 for the year ending March 31, 2002.

NOTE 7 – OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various mutual fund transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell mutual funds at prevailing market prices to fulfill the customer's obligations.

The company does not engage in proprietary trading of volatile securities such as short options and futures as it is licensed solely to sell mutual funds.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which are generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of these contracts in which case the Company may have to purchase or sell mutual funds at prevailing market prices. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Brian M. Prew & Associates, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined. On March 31, 2000 Brian M. Prew & Associates, Inc's aggregate indebtedness and net capital were $7,830 and $426,774 respectively, a ratio of 0.018 to 1. The Company's required capital for this date was $32,185. A copy of our most recent annual report form X-17a-5 is available for examination and copying at the principal office of the firm in Binghamton, New York as well as the offices of the Securities and Exchange Commission in New York, N.Y.

NOTE 9 – INCOME TAXES

A summary of the Company's tax provision is as follows:

	2002	2001
Federal Tax:		
Current	$ 0	$ 0
Deferred	21,890	0
Total Federal Tax	21,890	0
State Tax:		
Current	884	258
Deferred	9,110	0
Total State Tax	9,994	258
TOTAL TAXES	$ 31,884	$ 258

NOTE 9 – INCOME TAXES (Continued)

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. In the opinion of companies' management any deferred tax asset or deferred tax liability resulting from timing differences is immaterial and therefore is not recorded in the financial statements.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of net operating losses from prior years.

NOTE 10 – ARBITRATION

In prior years the company was in arbitration regarding claims arising from the termination of an agreement with Endicott-Owego Membership Services Corporation (EOMSC). Under the agreement the company rented spare from EOMSC and marketed the company's services to EOMSC's members. In the opinion of the attorney representing the company it was not possible to evaluate the outcome of the arbitration in prior years. However, the arbitration was finalized during the fiscal year ended March 31, 2001 and the company has no current or future liability as a result of the outcome.

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

April 29, 2002

To the Board of Directors
Brian M. Prew & Associates, Inc.
Binghamton, New York

We have audited the accompanying financial statements of Brian M. Prew & Associates, Inc. as of and for the year ended March 31, 2002 and 2001, and have issued our report thereon dated April 29, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com
(607) 785-4070
FAX (607) 785-4720

SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)
FOR THE YEAR ENDED MARCH 31, 2002

	Audited	Unaudited	Increase (Decrease)
Accounts Receivable	102,010	0	102,010
A/D - Office Equipment	68,493	69,130	(637)
A/D - Leasehold Improvements	578	606	(28)
Accrued Interest Receivable	3,188	0	3,188
Accounts Payable	5,276	4,070	1,206
Deferred Taxes Payable	31,880	0	31,880
Accrued Expenses	30,996	0	30,996
Interest Income - Officer Note	1,496	0	1,496
Depreciation Expense	2,677	3,343	(666)
Stockholders' Equity	483,385	481,693	1,692

The above adjustments were made for the following reasons:

Accounts Receivable	To record commission earned in March, 2002 received in April, 2002
Accumulated Depreciation	To adjust client books to depreciation schedule
Accrued Interest Receivable	To record accrued interest on Officer Note Receivable
Accounts Payable	To record March, 2002 payables paid in April, 2002
Deferred Taxes Payable	To record the cash tax basis versus accrued financial basis
Accrued Expensees	To record accrued taxes
Interest Income	To record accrued interest on Officer Note Receivable
Depreciation Expense	To adjust client books to depreciation schedule
Stockholder's equity	To adjust for above entries and to adjust to actual from prior year

No other material differences exist pursuant to Rule 17a-5(d) (4) in relation to Rule 15c3-1

See accountants' report and accompanying notes to financial statements.

SCHEDULE IV

REPORT ON ANY MATERIAL INADEQUACIES

MARCH 31, 2002

No material inadequacies existed or were found to have existed since the date of the previous audit at March 31, 2002.

See accountants' report and accompanying notes to financial statements.